UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For August 27, 2026

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(Harmony and/or the Company)

RESULTS FOR THE YEAR ENDED 30 JUNE 2026 AND A FINAL DIVIDEND DECLARATION

Exceptional cash flows enable strategic growth alongside record shareholder returns

Johannesburg. Thursday, 27 August 2026. Harmony Gold Mining Company Limited is pleased to announce its financial and operating results for the year ended 30 June 2026 (FY26).

“FY26 was a defining year in Harmony’s evolution into a diversified gold and copper producer. Through safe, consistent operational delivery, disciplined execution and strategic investment, we achieved gold production guidance for the eleventh consecutive financial year and delivered on all key operating guidance metrics.

Group gold production of 44 464kg (1 429 551oz) was in line with guidance, while AISC of R1 191 698/kg (US$2 195/oz) remained within guidance. Underground recovered grade of 5.83g/t was also in line with guidance.

Following its acquisition, CSA mine contributed 18 207 tonnes of copper at a recovered grade of 3.75% and a C1 cash cost of US$2.47/lb, all within guidance.

This performance drove significant growth in earnings per share, robust cash flow generation and record dividends, while we continued investing in reserve conversion, life extension and future growth.

Up to 2025, we focused on portfolio progression and improvement. Between 2026 and 2030, we will focus on execution and unlocking the value already embedded in our assets. Beyond 2030, we expect a meaningful cash flow inflection as margins strengthen, costs decline and free cash flow expands.

We look ahead with confidence. Our gold and copper portfolio provides optionality. Our balance sheet provides resilience. Our people provide the capability to deliver. Together, these strengths position Harmony to generate cash today, deliver growth tomorrow and create enduring value through the cycle. Guided by our values and Mining with Purpose, we remain committed to safe, profitable production and sustainable returns for all our shareholders and stakeholders,” said Beyers Nel, Chief Executive Officer of Harmony.

Key highlights of FY26 are:

•Despite the tragic loss of life in the FY26, the Group achieved an all-time low lost-time injury frequency rate of 5.05 from 5.39 per million hours worked, highlighting continued progress in our journey towards zero harm
•87% increase in headline earnings per share to 4 363 SA cents
(258 US cents) from 2 337 SA cents (129 US cents)

•103% increase in earnings per share of 4 701 SA cents (278 US cents) from 2 313 SA cents (127 US cents)
•Record adjusted free cash flow, up 54% to R17 148 million (US$1 015 million) driven by a higher average gold price received and copper sales from the CSA mine following the acquisition of MAC Copper Limited (“MAC Copper”)
•Achieved underground recovered grade of 5.83g/t, above guidance
•3% decrease in total gold production to 44 464kg (1 429 551oz) from 46 023kg (1 479 671oz), achieving production guidance for the 11th consecutive year
•Achieved copper production of 18 207 tonnes from CSA mine, towards the upper end of guidance, with a recovered grade of 3.75%, well above guidance
•13% increase in group all-in sustaining costs (AISC) to R1 191 698/kg (US$2 195/oz) from R1 053 189/kg (US$1 804/oz), in line with guidance
•35% increase in average gold price received to R2 069 710/kg (US$3 811/oz) from R1 529 358
•/kg (US$2 620/oz)
•C1 cash cost of US$2.47/lb, well below guidance
•34% increase in group revenue to R99 238 million (US$5 876 million) from R73 896 million (US$4 071 million)
•Balance sheet remains healthy and flexible with net debt of R852 million (US$52 million) from net cash of R11 148 million (US$628 million) following the MAC Copper acquisition
•Liquidity of R17 101 million (US$1 043 million) in cash and undrawn facilities
•Secured a new US$500 million, A$500 million and R7 billion syndicated, multi-currency, multi-tranche funding package, reducing interest costs, extending maturities and strengthening liquidity
•Tshepong North life of mine extended to 15 years from six years
•Eva Copper construction advanced, with key infrastructure and process plant milestones achieved, following the Final Investment Decision in November 2025
•CSA mine integration complete and investment in the mine is underway to position it for the long-term following the acquisition of MAC Copper
•A final dividend declared of 750 SA cents (approximately 46.9 US cents) per ordinary share declared (June 2025: 155 SA cents (8.9 US cents)), bringing total FY26 payout to a record R8.1 billion (US$503 million)

GOLD OPERATING RESULTS

		Year ended 30 June 2026	Year ended 30 June 2025	% Change
Underground recovered grade	g/t	5.83	6.27	(7)
Gold price received	R/kg	2 069 710	1 529 358	35
	US$/oz	3 811	2 620	46
Gold produced total	kg	44 464	46 023	(3)
	oz	1 429 551	1 479 671	(3)
Group cash operating costs[1]	R/kg	991 654	874 770	(13)
	US$/oz	1 826	1 499	(22)
Group production profit[1]	R million	48 184	30 214	59
	US$ million	2 853	1 664	72

Group all-in sustaining costs (AISC)[1]	R/kg	1 191 698	1 053 189	(13)
	US$/oz	2 195	1 804	(22)
Group all-in cost (AIC)[1]	R/kg	1 314 254	1 160 853	(13)
	US$/oz	2 420	1 989	(22)
Average exchange rate	R:US$	16.89	18.15	(7)
1 Figures for the year ended 30 June 2025 restated. Refer to note 25 of the condensed consolidated financial statements for further detail on restatement.

COPPER OPERATING RESULTS

		Year ended 30 June 2026	Year ended 30 June 2025	% Change
Copper price received	US$/t	12 399	—	100
	US$/lb	5.62	—	100
Copper produced	t	18 207	—	100
	lbs'000	40 140	—	100
Yield	%	3.75	—	100
C1 costs	US$/t	5 450	—	100
	US$/lb	2.47	—	100
Group costs and capital	US$/t	8 845	—	100
	US$/lb	4.01	—	100
Group production profit	R million	1 876	—	100
	US$ million	111	—	100
Average exchange rate	R:US$	16.89	18.15	(7)

FINANCIAL RESULTS

		Year ended 30 June 2026 (Reviewed)	Year ended 30 June 2025 (Reviewed)	% Change
Basic earnings per share[1]	SA cents	4 701	2 313	103
	US cents	278	127	119
Headline earnings[1]	R million	27 238	14 531	87
	US$ million	1 613	800	102
Headline earnings per share (HEPS)[1]	SA cents	4 363	2 337	87
	US cents	258	129	100
1 Figures for the year ended 30 June 2025 restated. Refer to note 25 of the condensed consolidated financial statements for further detail on restatement.

FY27 group production and cost guidance

Year-on-year production guidance for gold is between 1 300 000 ounces and 1 400 000 ounces at an AISC of between R1 300 000/kg and R1 395 000/kg. Underground recovered grade for FY27 is guided at above 5.60g/t.

Year-on-year production guidance for copper is between 28 000 tonnes and 30 000 tonnes at a C1 cash cost of between US$2.55/lb and US$2.65/lb. A yield of approximately 3.50% is guided for FY27.

Notice of Final Gross Cash Dividend

Our dividend declaration for the 12 months ended 30 June 2026 is as follows:

Declaration of final gross cash ordinary dividend no. 99

The board of directors of the Company (Board) has approved, and notice is hereby given, that a final gross cash dividend of 750 SA cents (46.86651 US cents*) per ordinary share in respect of the 12 months ended 30 June 2026, has been declared payable to the registered shareholders of Harmony on Monday, 12 October 2026

In accordance with paragraph 7.23(a) – (k) of the JSE Listings Requirements the following additional information is disclosed:

• The dividend has been declared out of income reserves;
• The local Dividend Withholding Tax rate is 20%;
• The gross local dividend amount is 750.00000 SA cents (46.86651 US cents*) per ordinary share for shareholders exempt from the Dividend Withholding Tax;
• The net local dividend amount is 600.00000 SA cents per ordinary share for shareholders liable to pay the Dividend Withholding Tax;
• Harmony currently has 636 798 966 ordinary shares in issue (which includes 11 821 538 treasury shares); and
• Harmony’s income tax reference number is 9240/012/60/0.

A dividend No. 99 of 750.00000 SA cents (46.86651 US cents*) per ordinary share, being the dividend for the 12 months ended 30 June 2026, has been declared payable on Monday, 12 October 2026 to those shareholders recorded in the share register of the company at the close of business on Friday, 9 October 2026. The dividend is declared in the currency of the Republic of South Africa. Any change in address or dividend instruction to apply to this dividend must be received by the company’s transfer secretaries or registrar not later than Friday, 2 October 2026.
Dividends received by non-resident shareholders will be exempt from income tax in terms of section 10(1)(k)(i) of the Income Tax Act. The dividend withholding tax rate is 20%, accordingly, any dividend will be subject to dividend withholding tax levied at a rate of 20%, unless the rate is reduced in terms of any applicable agreement for the avoidance of double taxation (DTA) between South Africa and the country of residence of the shareholder.

Should dividend withholding tax be withheld at a rate of 20%, the net dividend amount due to non-resident shareholders is 600.00000 SA cents per share. A reduced dividend withholding rate in terms of the applicable DTA may only be relied on if the non-resident shareholder has provided the following forms to their CSDP or broker, as the case may be in respect of uncertificated shares or the company, in respect of certificated shares:

(a)a declaration that the dividend is subject to a reduced rate as a result of the application of a DTA; and

(b)a written undertaking to inform the CSDP or broker, as the case may be, should the circumstances affecting the reduced rate change or the beneficial owner cease to be the beneficial owner,

both in the form prescribed by the Commissioner for the South African Revenue Service. Non-resident shareholders are advised to contact their CSDP or broker, as the case may be, to arrange for the abovementioned documents to be submitted prior to the payment of the distribution if such documents have not already been submitted.

In compliance with the requirements of Strate Proprietary Limited (Strate) and the JSE Listings Requirements, the salient dates for payment of the dividend are as follows:

Last date to trade ordinary shares cum-dividend is	Tuesday, 6 October 2026
Ordinary shares trade ex-dividend	Wednesday, 7 October 2026
Record date	Friday, 9 October 2026
Payment date	Monday, 12 October 2026

No dematerialisation or rematerialisation of share certificates may occur between Wednesday, 7 October 2026 and Friday, 9 October 2026 both dates inclusive, nor may any transfers between registers take place during this period.

On payment date, dividends due to holders of certificated securities on the SA share register will either be electronically transferred to such shareholders' bank accounts or, in the absence of suitable mandates, dividends will be held in escrow by Harmony until suitable mandates are received to electronically transfer dividends to such shareholders.

Dividends in respect of dematerialised shareholdings will be credited to such shareholders' accounts with the relevant CSDP or broker.

The holders of American Depositary Receipts (ADRs) should confirm dividend details with the depository bank. Assuming an exchange rate of R16.00/US$1* the dividend payable on an ADR is equivalent to 46.86651 US cents for ADR holders before dividend tax. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

* Based on an exchange rate of R16.00/US$1 at 21 August 2026. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

Short-form announcement

This short-form announcement is the responsibility of the Board.

Shareholders are advised that this short-form announcement represents a summary of the information contained in the full financial results (results booklet) incorporating the FY26 condensed consolidated financial statements and does not contain full or complete details contained in the results booklet published on the Stock Exchange News Service, via the JSE cloudlink at https://senspdf.jse.co.za/documents/2026/jse/isse/HARE/FY26result.pdf and on Harmony’s website (www.harmony.co.za) on 27 August 2026.

The condensed consolidated financial statements for the financial year ended 30 June 2026, from which this short-form announcement has been correctly extracted, have been reviewed by Ernst & Young Inc., who expressed an unmodified review conclusion thereon.

Any investment decisions by investors and/or shareholders should be based on a consideration of the results booklet as a whole and shareholders are encouraged to review the results booklet, which is available for viewing on the Company’s website and the JSE cloudlink, referred to above.

This short-form announcement may contain non-GAAP measures. These non-GAAP measures are considered to be pro forma financial information in terms of the JSE Listings Requirements and have been prepared for illustrative purposes only and are the responsibility of the Board. Investors are referred to the results booklet for more information.

Ends.

For more details, contact:

Jared Coetzer
Head: Investor Relations
+27 (0)82 746 4120

Johannesburg, South Africa
27 August 2026

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements within the meaning of the safe harbour provided by Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. These forward-looking statements, including, among others, those relating to our future business prospects, revenues, and the potential benefit of acquisitions (including statements regarding growth and cost savings) wherever they may occur in this announcement, are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in our Integrated Annual Report. All statements other than statements of historical facts included in this announcement may be forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer.

Readers are cautioned not to place undue reliance on such statements. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in South Africa, Papua New Guinea, Australia and elsewhere; the impact from, and measures taken to address, Covid-19 and other contagious diseases, such as HIV and tuberculosis; high and rising inflation, supply chain issues, volatile commodity costs and other inflationary pressures exacerbated by the geopolitical risks; estimates of future earnings, and the sensitivity of earnings to gold and other metals prices; estimates of future gold and other metals production and sales; estimates of future cash costs; estimates of future cash flows, and the sensitivity of cash flows to gold and other metals prices; estimates of provision for silicosis settlement; increasing regulation of environmental and sustainability matters such as greenhouse gas emission and climate change, and the impact of climate change on our operations; estimates of future tax liabilities under the Carbon Tax Act (South Africa); statements regarding future debt repayments; estimates of future capital expenditures; the success of our business strategy, exploration and development activities and other initiatives; future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans; estimates of reserves statements regarding future exploration results and the replacement of reserves; the ability to achieve anticipated efficiencies and other cost savings in connection with, and the ability to successfully integrate, past and future acquisitions, as well as at existing operations; our ability to complete ongoing and future acquisitions; fluctuations in the market price of gold and other metals; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions related to industrial action or health and safety incidents; power cost increases as well as power stoppages, fluctuations and usage constraints; ageing infrastructure, unplanned breakdowns and stoppages that may delay production, increase costs and industrial accidents; supply chain shortages and increases in the prices of production imports and the availability, terms and deployment of capital; our ability to hire and retain senior management, sufficiently technically-skilled employees, as well as our ability to achieve sufficient representation of historically disadvantaged persons in management positions or sufficient gender diversity in management positions or at Board level; our ability to comply with requirements that we operate in a sustainable manner and provide benefits to affected communities; potential liabilities related to occupational health diseases; changes in government regulation and the political environment, particularly tax and royalties, mining rights, health, safety, environmental regulation and business ownership including any interpretation thereof; court decisions affecting the mining industry, including, without limitation, regarding the interpretation of mining rights; our ability to protect our information technology and communication systems and the personal data we retain; risks related to the failure of internal controls; the outcome of pending or future litigation or regulatory proceedings; fluctuations in exchange rates and currency devaluations and other macroeconomic monetary policies, as well as the impact of South African exchange control regulations; the adequacy of the Group’s insurance coverage; any further downgrade of South Africa’s credit rating and socio-economic or political instability in South Africa, Papua New Guinea, Australia and other countries in which we operate; changes in technical and economic assumptions underlying our mineral reserves estimates; geotechnical challenges due to the ageing of certain mines and a trend toward mining deeper pits and more complex, often deeper underground, deposits; actual or alleged breach or breaches in governance processes, fraud, bribery or corruption at our operations that leads to censure, penalties or negative reputational impacts; and the risk that additional errors or adjustments are identified.

The foregoing factors and others described under “Risk Factors” in our Integrated Annual Report (www.har.co.za) and our Annual Report on Form 20-F should not be construed as exhaustive. We undertake no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, except as required by law. All subsequent written or oral forward-looking statements attributable to Harmony or any person acting on its behalf are qualified by the cautionary statements herein. Any forward-looking statements contained in these financial results have not been reviewed or reported on by Harmony's external auditors.

Restatement Review

During the financial year ended 30 June 2026 (FY26), Harmony identified prior-period errors relating to the configuration of its mine planning software and the accounting for management bonuses/payroll provisions and accruals. Harmony has corrected the errors by revising the affected prior-period comparative information presented in the FY26 condensed consolidated financial statements. Refer to Note 25 for further information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: August 27, 2026	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director